EXHIBIT 12.1

DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands, except ratios)

Six Months
Ended June 30, 2007
Net income from continuing operations, less preferred distributions	$38,852
Preferred distributions	30,452
Interest expense	82,444
Earnings before fixed charges	$151,748

Interest expense	$82,444
Interest costs capitalized	28,017
Total fixed charges	$110,461

Preferred distributions	30,452
Total fixed charges and preferred distributions	$140,913

Ratio of earnings to fixed charges	1.37

Ratio of earnings to combined fixed charges and preferred distributions	1.08